ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 WWW.ORRICK.COM

December 11, 2008	Brett Cooper (415) 773-5918 bcooper@orrick.com

VIA EDGAR

Catherine T. Brown

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Central Garden & Pet Company
Definitive Proxy Statement on Schedule 14A Filed December 31, 2007
File No. 001-33268

Dear Ms. Brown:

Pursuant to our conversations, we are submitting the following proposed revision of the Cash Bonus portion of the Compensation Discussion and Analysis section of the above proxy statement of Central Garden & Pet Company:

Compensation Discussion and Analysis

* * *

Cash Bonus

The Compensation Committee determines the actual amount of cash bonus awarded to each named executive officer after the end of each fiscal year primarily by considering the financial results of the Company for the given year and such officer’s individual performance and contribution to the Company. We set potential target bonuses for each named executive officer at the beginning of each fiscal year as a percentage of the base salary.

As discussed above, when determining the amount of cash bonuses, the Committee generally considers the Company’s revenue, EBITDA (earnings before interest, taxes, depreciation and amortization) and earnings per share but may consider other or different factors in any given year. Although the Company’s financial performance in the prior fiscal year highly influences the amount of cash bonus, we do not use a pre-determined formula to calculate any officer’s bonus compensation or assign weights to individual financial metrics and have full discretion to determine annual bonuses up to and beyond the amount of such officer’s bonus potential for the year. Because of the subjective element involved, the financial metrics considered and the bonuses paid in one year may not be representative of what may have been paid in prior years or may be paid in future years. The target bonus percentages are set at a level to provide that the executive’s total compensation opportunity is competitive with amounts paid for similar performance in comparable executive positions by our peer companies.

Catherine T. Brown

Securities and Exchange Commission

December 11, 2008

Fiscal 2006. In January 2007, the Compensation Committee awarded bonuses based on the Company’s and individual’s performance in fiscal 2006. The following table sets forth the target bonus and actual bonus paid for each of the named executive officers with respect to fiscal 2006.

	% of Fiscal 2006 Base Salary		Bonus For Fiscal 2006
Executive Officer	Target	Actual
Glenn W. Novotny	75%	71%	$500,000
William E. Brown	—	55%	$226,500
James V. Heim	50%	36%	$150,000
Stuart W. Booth	50%	43%	$155,000
Bradley P. Johnson	50%	69%	$268,125

In determining the bonuses for fiscal 2006, the Compensation Committee considered the revenue, earnings per share and EBITDA. In addition, the Committee considered the number and size of acquisitions successfully completed in fiscal 2006. The Committee considered each of these measures against the comparable prior year performance and the Company’s internal budget for fiscal 2006, as opposed to particular pre-determined targets or similar metrics within the Company’s industries.

In reaching its decisions, the Committee considered that, in fiscal 2006, revenue increased approximately 17% from the prior year and approximately 10% from budget; earnings per share increased approximately 14% from the prior year consistent with the Company’s budget; and EBITDA increased approximately 34% from the prior year and approximately 17% from budget. The Committee considered these factors in their totality and did not consider threshold or maximum amounts necessary to obtain any of, or more than, the target bonus percentage.

The Committee also considered the individual performance of each named executive officer and the individual factors discussed above under “Allocation and Amount.” When determining Mr. Novotny’s fiscal 2006 bonus, the Committee considered the number of acquisitions during the year and the success in integrating these and previous acquisitions. For Mr. Heim and Mr. Johnson, the Committee also considered the performance of the Company’s pet business and garden business, respectively.

Mr. Johnson’s bonus amount does not include a transition fee of $250,000 received by him upon commencement of employment with the Company. This transition fee was paid pursuant to Mr. Johnson’s employment agreement dated September 30, 2005.

Fiscal 2007. The Compensation Committee has not yet determined the amount of bonuses, if any, to be paid to the named executive officers with respect to fiscal 2007. The following table sets forth the target bonus percentages for each of the named executive officers with respect to fiscal 2007.

Catherine T. Brown

Securities and Exchange Commission

December 11, 2008

Executive Officer	% of Fiscal 2008 Base Salary Target
Glenn W. Novotny	75%
Stuart W. Booth	50%
William E. Brown	—
James V. Heim	50%
Bradley P. Johnson	50%

Pursuant to their respective separation agreements, Mr. Novotny and Mr. Johnson will not receive a bonus with respect to fiscal 2007. The Company will report fiscal 2007 cash bonus determinations, if any, in a Form 8-K once decisions are made in early 2008.

The Company does not have a policy regarding the recovery or adjustment of awards based on Company performance if a material financial measure considered by the Committee in any particular year is subsequently restated. In such event, the Compensation Committee would consider whether it is appropriate to seek recovery of previously paid awards or adjust future awards appropriately.

* * *

If you have any questions about this filing, please contact me at (415) 773-5918.

Very truly yours,

/s/ Brett E. Cooper

cc:	William E. Brown
Stuart W. Booth
John F. Seegal, Orrick, Herrington & Sutcliffe LLP